Exhibit 99.1

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

New Found Gold Corp.

Condensed Interim Statements of Financial Position

(Unaudited - Expressed in Canadian Dollars)

	Note	September 30, 2021 $	December 31, 2020 $
ASSETS
Current assets
Cash		71,751,384	47,731,125
Investments, at fair value	5	34,353,761	21,089,997
Amounts receivable		2,837	2,837
Prepaid expenses and deposits	6	1,885,036	1,258,203
Sales taxes recoverable		2,032,846	1,024,369
Rights-of-use assets		42,216	54,034
Other assets		31,407	-
Total current assets		110,099,487	71,160,565

Non-current assets
Exploration and evaluation assets	3	984,720	999,234
Property and equipment	4	2,300,381	1,377,129
Total non-current assets		3,285,101	2,376,363

Total Assets		113,384,588	73,536,928

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	9	2,653,628	396,451
Flow-through share premium	7	13,046,458	185,431
Lease liabilities		45,479	53,201
Total current liabilities		15,745,565	635,083

EQUITY
Share capital	8	143,418,343	87,668,764
Reserves	8	30,138,067	24,208,662
Deficit		(75,917,387)	(38,975,581)
Total equity		97,639,023	72,901,845

Total Equity and Liabilities		113,384,588	73,536,928

NATURE OF OPERATIONS (Note 1)

COMMITMENTS (Note 13)

SUBSEQUENT EVENTS (Note 16)

These financial statements are authorized for issue by the Board of Directors on November 22, 2021. They are signed on the Company’s behalf by:

“Collin Kettell”	, Director
“Douglas Hurst”	, Director

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in Canadian Dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2021 $	2020 $	2021 $	2020 $
Expenses
Corporate development and investor relations		407,748	444,544	1,032,633	599,979
Depreciation		189,701	41,051	409,827	48,031
Exploration and evaluation expenditures	3,9	11,919,084	2,248,817	30,176,617	3,559,529
Office and sundry		32,260	17,156	126,795	62,249
Professional fees	9	230,196	102,977	711,770	383,613
Salaries and consulting	9	1,124,630	698,833	2,387,069	1,466,965
Share-based compensation	9	322,042	5,484,913	7,261,383	8,517,714
Transfer agent and regulatory fees		134,362	21,829	236,767	77,068
Travel		34,964	-	73,071	61,039
Loss from operating activities		(14,394,987)	(9,060,120)	(42,415,932)	(14,776,187)
Settlement of flow-through share premium	7	2,122,741	485,981	3,700,468	587,098
Foreign exchange loss		(1,497)	(7,155)	(3,564)	(9,176)
Gain on sale of exploration and evaluation assets	3	499,415	-	499,415	-
Impairment of exploration and evaluation assets	3	-	-	(28,604)	-
Interest expense		(2,681)	(1,268)	(5,557)	(1,268)
Interest income		22,808	4,704	84,743	7,189
Net realized gains on disposal of investments	5	-	-	192,114	-
Net change in unrealized (losses) gains on investments	5	(23,535,165)	(2,532,310)	1,035,111	7,163,095
Loss and comprehensive loss for the period		(35,289,366)	(11,110,168)	(36,941,806)	(7,029,249)

Loss per share – basic and diluted ($)		(0.23)	(0.09)	(0.24)	(0.07)
Weighted average number of shares outstanding - basic and diluted	10	155,344,137	126,598,583	152,512,522	102,445,597

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian Dollars)

	Nine months ended September 30,
	2021 $	2020 $
Cash flows from operating activities
Loss for the period	(36,941,806)	(7,029,249)
Adjustments for:
Depreciation	409,827	48,031
Gain on sale of exploration and evaluation assets	(499,415)	-
Impairment of exploration and evaluation assets	28,604	-
Interest expense	5,557	1,268
Settlement of flow-through share premium	(3,700,468)	(587,098)
Share-based compensation	7,261,383	8,517,714
Net realized (gains) on disposal of investments	(192,114)	-
Net change in unrealized (gains) on investments	(1,035,111)	(7,163,095)
	(34,663,543)	(6,212,429)
Change in non-cash working capital items:
Decrease in amounts receivable	-	43,248
(Increase) in prepaid expenses and deposits	(626,833)	(877,613)
(Increase) decrease in sales taxes recoverable	(1,008,477)	(109,775)
Increase in accounts payable and accrued liabilities	2,257,177	244,921
(Increase) in other assets	(31,407)	-
Net cash used in operating activities	(34,073,083)	(6,911,648)

Cash flows from investing activities
Purchase of exploration and evaluation assets	-	(100,000)
Expenditures on claims staking	(14,675)	(38,820)
Proceeds on disposal of investments	1,313,462	-
Purchases of investments	(12,850,001)	-
Purchases of property and equipment	(1,258,723)	(851,710)
Net cash used in investing activities	(12,809,937)	(990,530)

Cash flows from financing activities
Issuance of common shares in initial public offering	-	31,395,000
Issuance of common shares in private placements	72,501,665	7,118,196
Share issue costs	(3,841,689)	(3,032,606)
Stock options exercised	1,197,128	959,500
Warrants exercised	1,121,992	12,000,000
Lease payments	(70,260)	(11,282)
Interest expense on lease liabilities	(5,557)	(1,268)
Net cash generated from financing activities	70,903,279	48,427,540

Net increase in cash	24,020,259	40,525,362
Cash at beginning of period	47,731,125	7,336,638
Cash at end of period	71,751,384	47,862,000

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 11)

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Changes in Equity

(Unaudited - Expressed in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount $	Equity settled share-based payments $	Warrants $	Deficit $	Total equity $
Balance at December 31, 2019	78,924,249	10,735,862	2,415,009	2,252,458	(6,441,142)	8,962,187
Shares issued in initial public offering	24,150,000	31,395,000	-	-	-	31,395,000
Shares issued in private placement	15,000,000	16,736,110	-	-	-	16,736,110
Flow-through shares issued in private placements	4,860,982	7,118,196	-	-	-	7,118,196
Share issue costs	-	(3,032,606)	-	-	-	(3,032,606)
Agents’ warrants issued	-	(791,250)	-	791,250	-	-
Flow-through share premium	-	(1,957,619)	-	-	-	(1,957,619)
Share-based compensation	-	-	8,517,714	-	-	8,517,714
Stock options exercised	3,115,000	1,643,030	(683,530)	-	-	959,500
Warrants exercised	16,000,000	14,252,458	-	(2,252,458)	-	12,000,000
Total comprehensive income for the period	-	-	-	-	(7,029,249)	(7,029,249)
Balance at September 30, 2020	142,050,231	76,099,181	10,249,193	791,250	(13,470,391)	73,669,233
Agents’ warrants issued	-	(22,702)	-	22,702	-	-
Share-based compensation	-	-	17,939,621	-	-	17,939,621
Stock options exercised	6,080,000	10,561,601	(4,484,477)	-	-	6,077,124
Warrants exercised	554,292	1,030,684	-	(309,627)	-	721,057
Total comprehensive loss for the period	-	-	-	-	(25,505,190)	(25,505,190)
Balance at December 31, 2020	148,684,523	87,668,764	23,704,337	504,325	(38,975,581)	72,901,845
Flow-through shares issued in private placements	7,905,500	72,501,665	-	-	-	72,501,665
Share issue costs	-	(3,841,689)	-	-	-	(3,841,689)
Flow-through share premium	-	(16,561,495)	-	-	-	(16,561,495)
Share-based compensation	-	-	7,261,383	-	-	7,261,383
Stock options exercised	1,267,250	2,053,492	(856,364)	-	-	1,197,128
Warrants exercised	859,755	1,597,606	-	(475,614)	-	1,121,992
Total comprehensive loss for the period	-	-	-	-	(36,941,806)	(36,941,806)
Balance at September 30, 2021	158,717,028	143,418,343	30,109,356	28,711	(75,917,387)	97,639,023

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

1.	NATURE OF OPERATIONS

New Found Gold Corp. (the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act in the Province of British Columbia. The Company’s registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L3.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

On March 11, 2020, the World Health Organization declared the global outbreak of a novel coronavirus identified as “COVID-19” a global pandemic. In order to combat the spread of COVID-19, governments worldwide have enacted emergency measures including travel bans, legally enforced or self-imposed quarantine periods, social distancing and business and organization closures. These measures have caused material disruptions to businesses, governments and other organizations resulting in an economic slowdown and increased volatility in national and global equity and commodity markets. Central banks and governments, including Canadian federal and provincial governments, have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of any interventions. Significant economic and social impacts have limited the Company’s ability to continue its exploration and evaluation activities as intended. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operations in future periods.

These condensed interim financial statements were approved by the Board of Directors of the Company on November 22, 2021.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below.

a)	Statement of compliance

The Company’s condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including International Accounting Standards 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (“IASB”).

These condensed interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS, as issued by the IASB and included in Part I of the Handbook of the Chartered Professional Accountants of Canada and consistent with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The policies applied in these condensed interim financial statements are the same as those applied in the most recent annual financial statements and were consistently applied to all the periods presented.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.        SIGNIFICANT ACCOUNTING POLICIES (continued)

b)	Basis of presentation

These condensed interim financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Significant Accounting Estimates and Judgments

The preparation of these condensed interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

These condensed interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates may be pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at year end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

(i)	Critical accounting estimates

Valuation of Options Granted and Warrants Issued

The fair value of common share purchase options granted and warrants issued is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of share-based compensation expense, share capital, and reserves.

Fair Value of Financial Derivatives

Investments in warrants that are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable market inputs, a Black-Scholes option pricing model is used. The Black-Scholes model involves six key inputs to determine the fair value of a warrant, which include: risk free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Significant Accounting Estimates and Judgments (continued)

(i)	Critical accounting estimates (continued)

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used.

The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

Valuation of Flow-Through Premium

The determination of the valuation of flow-through premium and warrants in equity units is subject to significant judgment and estimates. The flow-through premium is valued as the estimated premium that investors pay for the flow-through feature, being the portion in excess of the market value of shares without the flow-through feature issued in concurrent private placement financing.

(ii)	Critical accounting judgments

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s intangible mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. Management has determined that there were indicators of impairment as at September 30, 2021 and has impaired $28,604 in exploration and evaluation assets during the period ended September 30, 2021 (nine months ended September 31, 2020 - $Nil). Refer to Note 3 for further information.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying costs of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at September 30, 2021 and December 31, 2020:

	Newfoundland
Nine months ended September 30, 2021	Queensway(i) $	Other $	Ontario(ii) $	Total $
Exploration and evaluation assets
Balance as at December 31, 2020	685,930	13,100	300,204	999,234
Additions
Staking costs	14,675	-	-	14,675
Impairment of exploration and evaluation assets	-	-	(28,604)	(28,604)
Disposals	(585)	-	-	(585)
Balance at September 30, 2021	700,020	13,100	271,600	984,720

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2020	10,245,545	45,851	1,286,951	11,578,347
Assays	4,250,068	-	17,955	4,268,023
Drilling	13,728,322	-	-	13,728,322
Environmental studies	268,387	-	-	268,387
Geophysics	2,763,740	-	219,248	2,982,988
Mapping & imaging	104,665	-	-	104,665
Office & general	342,495	-	329	342,824
Property taxes, mining leases and rent	46,787	-	132	46,919
Petrography	-	-	7,996	7,996
Reclamation	276,983	-	-	276,983
Salaries & consulting	4,254,222	12,295	99,813	4,366,330
Supplies & equipment	2,665,634	483	36,896	2,703,013
Technical reports	600,156	-	22,479	622,635
Travel & accommodations	481,263	577	3,692	485,532
Trenching	9,860	-	38,640	48,500
Exploration cost recovery	(76,500)	-	-	(76,500)
	29,716,082	13,355	447,180	30,176,617
Cumulative exploration expense – September 30, 2021	39,961,627	59,206	1,734,131	41,754,964

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

	Newfoundland
Nine months ended September 30, 2020	Queensway(i) $	Other $	Ontario (ii) $	Total $
Exploration and evaluation assets
Balance as at December 31, 2019	658,700	16,500	425,516	1,100,716
Additions
Acquisition costs	75,000	-	25,000	100,000
Balance as at September 30, 2020	733,700	16,500	450,516	1,200,716

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2019	2,542,344	-	837,133	3,379,477
Assays	166,287	414	36,980	203,681
Drilling	623,351	-	120,773	744,124
Geochemistry	-	-	5,330	5,330
Geophysics	692,424	-	-	692,424
Office & general	21,909	-	629	22,538
Property taxes, mining leases and rent	34,120	-	2,800	36,920
Salaries & consulting	844,736	8,300	106,010	959,046
Supplies & equipment	527,773	-	79,953	607,726
Travel & accommodations	144,416	-	69	144,485
Trenching	142,070	-	31,865	173,935
Exploration cost recovery	(30,680)	-	-	(30,680)
	3,166,406	8,714	384,409	3,559,529
Cumulative exploration expense – September 30, 2020	5,708,750	8,714	1,221,542	6,939,006

(i)	Queensway Project – Gander, Newfoundland

As at September 30, 2021, the Company owns a 100% interest in 86 (December 31, 2020 – 86) mineral licenses including 6,041 (December 31, 2020 – 6,041) claims comprising 151,030 (December 31, 2020 – 151,030) hectares of land located in Gander, Newfoundland. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under nine separate, fully executed option agreements. The Queensway Project carries various net smelter return (“NSR”) royalties ranging from 0.6% to 2.5% which can be reduced to 0.5% to 1.6%, at the Company’s option, with payments ranging from $250,000 to $1,000,000 to the optionors. The total cost of the NSR’s that may be purchased at the Company’s discretion is $5,250,000.

During the period ended September 30, 2021, the Company sold a stand-alone claim that was part of the Queensway Project (claim 023951M also known as Unknown Brooke claim) to Long Range Exploration Corporation (“Long Range”) for non-cash consideration of 5,000,000 common shares of Long Range valued at $500,000 (Note 5). The Company recognized a gain on sale of exploration and evaluation assets in the amount of $499,415 and derecognized exploration and evaluation assets at their carrying value of $585. The Company retained a 1% NSR on future production from the mineral claim, 0.5% of which can be repurchased by Long Range for $750,000.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

Subsequent to September 30, 2021, the Company entered into three royalty purchase agreements with arm’s length royalty holders (together, the “Vendors” and each, a “Vendor”), to purchase 100% of each Vendor’s royalty interests, each equal to 0.2%, for an aggregate of 0.6% of net returns from the Company’s Linear and JBP Linear properties (the “Royalty Interests”) for cash consideration of $1,300,000 and the issuance of 152,941 common shares in the capital of the Company to each Vendor, for aggregate cash consideration of $3,900,000 and aggregate share consideration of 458,823 common shares. The royalty purchase agreements are subject to the satisfaction of customary closing conditions and TSX Venture Exchange approval.

3.            EXPLORATION AND EVALUATION ASSETS (continued)

(ii) Ontario Projects

As at September 30, 2021, the Company owns a 100% interest in the Lucky Strike project in Kirkland Lake, Ontario comprising 11,684 (December 31, 2020 – 11,684) hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under a fully executed option agreement. The optioned lands carry an NSR ranging from 1% to 2%.

During the nine months ended September 30, 2021, the Company recorded an impairment of $28,604 (nine months ended September 30, 2020 - $Nil) in acquisition costs related to Ontario projects no longer being explored.

4.            PROPERTY AND EQUIPMENT

	Property and Buildings	Computer Equipment	Geological Equipment	Vehicles	Total
	$	$	$	$	$
Cost
Balance at January 1, 2020	-	-	-	45,949	45,949
Additions	836,009	15,860	336,020	258,551	1,446,440
Balance at December 31, 2020	836,009	15,860	336,020	304,500	1,492,389
Additions	556,202	13,429	462,352	226,740	1,258,723
Balance at September 30, 2021	1,392,211	29,289	798,372	531,240	2,751,112

Accumulated Depreciation
Balance at January 1, 2020	-	-	-	16,800	16,800
Depreciation	6,998	4,090	45,474	41,898	98,460
Balance at December 31, 2020	6,998	4,090	45,474	58,698	115,260
Depreciation	32,952	9,097	195,158	98,264	335,471
Balance at September 30, 2021	39,950	13,187	240,632	156,962	450,731

Carrying Amount
At December 31, 2020	829,011	11,770	290,546	245,802	1,377,129
At September 30, 2021	1,352,261	16,102	557,740	374,278	2,300,381

5.            INVESTMENTS

The Company classifies its investments at fair value through profit or loss. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in profit or loss in the period in which they occur.

Investments consist of the following as at September 30, 2021 and December 31, 2020:

	September 30, 2021	December 31, 2020
	$	$
Equities held (i)	30,102,589	21,089,997
Warrants held (ii)	4,251,172	-
Total Investments	34,353,761	21,089,997

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

5.            INVESTMENTS (continued)

(i) Equities held

The Company held the following equities as at September 30, 2021 and December 31, 2020:

	Quantity	Cost $	Fair Value September 30, 2021 $
Exploits Discovery Corp.(1)	13,229,466	8,462,704	6,614,733
Labrador Gold Corp.	12,555,556	8,850,000	11,425,556
Long Range	5,000,000	500,000	500,000
Novo Resources Corp.	6,645,000	16,014,450	11,562,300
Total Equities		33,827,154	30,102,589

(1) 6,562,799 shares of the Exploits Discovery Corp. investment is subject to certain resale restrictions expiring December 8, 2021. Considering the short-term nature of the restrictions, no discount was recognized when determining the fair value of this investment at September 30, 2021.

	Quantity	Cost $	Fair Value December 31, 2020 $
Exploits Discovery Corp.(1)	6,562,799	4,462,703	3,957,368
MetalsTech Limited	3,000,000	586,920	604,852
Novo Resources Corp.	6,944,444	16,736,110	16,527,777
Total Equities		21,785,733	21,089,997

(1) 6,562,799 shares of the Exploits Discovery Corp. investment is subject to certain resale restrictions expiring December 8, 2021 and was discounted in the amount of $439,708 at December 31, 2020.

Investments in Exploits Discovery Corp., Labrador Gold Corp. and Novo Resources Corp. represent investments in public companies that are quoted on an active exchange and are measured using the quoted market price of these companies.

Long Range is a private company without observable market prices for its common shares and is measured at its estimated fair value based on valuation techniques that use inputs derived by management and is considered Level 3 in the fair value hierarchy (Note 14).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

5.            INVESTMENTS (continued)

(ii) Warrants held

The Company held the following warrants as at September 30, 2021:

	Quantity	Cost $	Fair Value September 30, 2021 $
Exploits Discovery Corp.	6,666,667	-	994,804
Labrador Gold Corp.	6,277,778	-	3,256,368
Total Warrants		-	4,251,172

The Company did not hold any investments in warrants as at December 31, 2020.

Warrants held by the Company are classified at fair value through profit or loss, with any gains or losses arising on remeasurement recognized in profit or loss. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model using assumptions including risk free interest rate, expected dividend yield, expected volatility, and expected remaining life of the warrant, which are supported by observable market conditions.

An analysis of investments including related gains and losses for the nine months ended September 30, 2021 and 2020 is as follows:

	Nine months ended September 30,
	2021 $	2020 $
Investments, beginning of period	21,089,997	114,937
Investments received in private placement	-	16,736,110
Investments received for exploration & evaluation assets	500,000	-
Purchase of investments	12,850,001	-
Disposition of investments	(1,313,462)	-
Realized gain on investments	192,114	-
Unrealized gain on investments	1,035,111	7,163,095
Investments, end of period	34,353,761	24,014,142

6.            PREPAID EXPENSES AND DEPOSITS

	September 30, 2021 $	December 31, 2020 $
Prepaid expenses	1,396,423	761,595
Mineral license deposits	488,613	496,608
Prepaid expenses and deposits, end of period	1,885,036	1,258,203

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

7.            FLOW-THROUGH SHARE PREMIUM

	Issued June 4, 2020 $	Issued June 10, 2020 $	Issued April 8, 2021 $	Issued August 24, 2021 $	Total $
Balance at December 31, 2019	-	-	-	-	-
Liability incurred on flow-through shares issued	1,697,704	259,915	-	-	1,957,619
Settlement of flow-through share premium on expenditures incurred	(1,536,893)	(235,295)	-	-	(1,772,188)
Balance at December 31, 2020	160,811	24,620	-	-	185,431
Liability incurred on flow-through shares issued	-	-	1,971,330	14,590,165	16,561,495
Settlement of flow-through share premium on expenditures incurred	(160,811)	(24,620)	(1,971,330)	(1,543,707)	(3,700,468)
Balance at September 30, 2021	-	-	-	13,046,458	13,046,458

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act, Canada (“Qualifying CEE”).

During the nine months ended September 30, 2021, the Company incurred $21,757,525 (nine months ended September 30, 2020 – $6,443,941) in Qualifying CEE and amortized a total of $3,700,468 (nine months ended September 30, 2020 - $1,772,188) of its flow-through liabilities.

The flow-through premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of loss and comprehensive loss pro-rata with the amount of qualifying expenditures that will be incurred.

As at September 30 2021, the Company must spend another $51,418,395 of Qualifying CEE within one year to satisfy the remaining flow-through obligations.

8.	SHARE CAPITAL AND RESERVES

Authorized Share Capital

At September 30, 2021, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Details of Common Shares Issued in 2021

During the nine months ended September 30, 2021, 1,267,250 stock options were exercised at a weighted average exercise price of $0.94 per share for gross proceeds of $1,197,128.

During the nine months ended September 30, 2021, 859,755 warrants were exercised at a weighted average exercise price of $1.31 per share for gross proceeds of $1,121,992.

On August 24, 2021, the Company completed a bought-deal private placement financing of 5,048,500 flow-through common shares at a price of $11.39 per common share for gross proceeds of $57,502,415, which included the full exercise of the underwriter’s over-allotment option. The Company paid share issuance costs of $3,254,048 in cash of which $2,734,547 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $14,590,165.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

8.            SHARE CAPITAL AND RESERVES (continued)

On April 8, 2021, the Company completed a non-brokered private placement financing of 2,857,000 flow-through common shares at a price of $5.25 per common share for gross proceeds of $14,999,250. The Company paid share issuance costs of $587,641 in cash of which $524,974 were finder’s fees. The premium received on the flow-through shares issued was determined to be $1,971,330.

Details of Common Shares Issued in 2020

During fiscal 2020, 9,195,000 stock options were exercised at a weighted average exercise price of $0.77 per share for gross proceeds of $7,036,624.

During fiscal 2020, 16,554,292 warrants were exercised at a weighted average exercise price of $0.77 per share for gross proceeds of $12,721,057.

On March 6, 2020, the Company completed a private placement financing consisting of 15,000,000 common shares in exchange for non-cash consideration of 6,944,444 common shares of Novo Resources Corp. (TSXV: NVO) at a price of $2.41 per share for gross proceeds of $16,736,110.

On June 4, 2020, the Company completed a non-brokered private placement financing of 3,994,597 flow-through common shares at a price of $1.50 per common share for gross proceeds of $5,991,896. Finders’ fees paid were $69,394 in cash and the issuance of 64,282 warrants exercisable into common shares of the Company at $1.50 per share for two years from the date of issue with a fair value of $25,912. The premium received on the flow-through shares issued was determined to be $1,697,704.

On June 10, 2020, the Company completed a non-brokered private placement financing of 866,385 flow-through common shares at a price of $1.30 per common share for gross proceeds of $1,126,300. Finders’ fees paid were $56,793 in cash and the issuance of 43,582 warrants exercisable into common shares of the Company at $1.30 per share for two years from the date of issue with a fair value of $16,271. The premium received on the flow-through shares issued was determined to be $259,915.

On August 11, 2020, the Company completed an initial public offering of 21,000,000 common shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 13, 2020, its agents exercised their overallotment option in full to offer and sell an additional 3,150,000 common shares for gross proceeds of $4,095,000. The Company paid share issuance costs of $2,906,419 in cash and issued 1,379,768 agents’ warrants with a fair value of $771,769. The agents’ warrants are exercisable into common shares of the Company at $1.30 per share for 12 months from the date of issue in connection with the initial public offering.

Share Purchase Option Compensation Plan

The Company has a share purchase option plan (the “Plan”) approved by the Company’s shareholders that allows it to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees and service providers. The Plan is based on the maximum number of eligible shares not exceeding 10% in the aggregate and 5% with respect to any one optionee of the Company’s outstanding common shares at the time of grant. If outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Company increases, then the share purchase options available to grant under the Plan increase proportionately. The exercise price and vesting terms of each share purchase option is set by the Board of Directors at the time of grant. Share purchase options granted are subject to a four-month hold period and exercisable for a period determined by the Board of Directors which cannot exceed five years.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

8.	SHARE CAPITAL AND RESERVES (continued)

The continuity of share purchase options for the nine months ended September 30, 2021 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2020	Granted	Exercised	Cancelled/ Expired	Outstanding September 30, 2021	Exercisable September 30, 2021
February 20, 2022	$0.15	75,000	-	(75,000)	-	-	-
September 30, 2023	$0.40	250,000	-	(100,000)	-	150,000	150,000
December 17, 2024	$0.50	2,685,000	-	(760,000)	-	1,925,000	1,925,000
April 18, 2025	$1.00	1,500,000	-	(50,000)	-	1,450,000	1,450,000
May 23, 2025	$1.075	225,000	-	(25,000)	-	200,000	200,000
August 11, 2025	$1.40	2,965,000	-	(65,000)	-	2,900,000	2,900,000
September 3, 2025	$2.07	215,000	-	(100,000)	-	115,000	115,000
October 1, 2025	$2.15	25,000	-	-	-	25,000	25,000
December 31, 2025	$4.10	6,242,500	-	(87,500)	-	6,155,000	6,155,000
April 29, 2026	$6.79	-	1,369,000	(4,750)	(48,500)	1,315,750	1,086,250
May 17, 2026	$8.62	-	200,000	-	-	200,000	200,000
September 27, 2026	$8.70	-	125,000	-	-	125,000	12,500
		14,182,500	1,694,000	(1,267,250)	(48,500)	14,560,750	14,218,750
Weighted average exercise price $		2.36	5.44	0.94	6.79	2.92	2.92
Weighted average contractual remaining life (years)		4.58	-	-	-	3.98	3.96

The continuity of share purchase options for the nine months ended September 30, 2020 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2019	Granted	Exercised	Cancelled/ Expired	Outstanding September 30, 2020	Exercisable September 30, 2020
February 20, 2022	$0.15	1,930,000	-	(1,680,000)	-	250,000	250,000
September 30, 2023	$0.40	350,000	-	(100,000)	-	250,000	250,000
December 17, 2024	$0.50	5,605,000	-	(1,335,000)	-	4,270,000	4,270,000
April 18, 2025	$1.00	-	2,300,000	-	-	2,300,000	2,300,000
May 23, 2025	$1.075	-	1,670,000	-	-	1,670,000	1,670,000
August 11, 2025	$1.40	-	5,040,000	-		5,040,000	5,040,000
September 3, 2025	$2.07	-	215,000	-		215,000	215,000
		7,885,000	9,225,000	(3,115,000)	-	13,995,000	13,995,000
Weighted average exercise price $		0.41	1.26	0.31	-	0.99	0.99
Weighted average contractual remaining life (years)		4.22	4.75	-	-	4.50	4.50

The weighted average fair value of share purchase options exercised during the nine months ended September 30, 2021 is $0.68 (nine months ended September 30, 2020 – $0.22).

The weighted average fair value of share purchase options granted during the nine months ended September 30, 2021 is $5.13 (nine months ended September 30, 2020 – $0.92).

The weighted average share price of share purchase options exercised at the date of exercise during the nine months ended September 30, 2021 is $8.80 (nine months ended September 30, 2020 – $1.31).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

8.	SHARE CAPITAL AND RESERVES (continued)

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Nine months ended September 30,
	2021	2020
Risk-free interest rate	0.96%	0.40%
Expected option life in years	5.0	5.0
Expected share price volatility(i)	90.52%	99.25%
Grant date share price	$7.27	$1.26
Expected forfeiture rate	-	-
Expected dividend yield	Nil	Nil

(i)	The expected share price volatility is based on the average historical share price of comparable companies over the life of the option.

Warrants

The continuity of warrants for the nine months ended September 30, 2021 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2020	Issued	Exercised	Cancelled/ Expired	Outstanding September 30, 2021
August 11, 2021	$1.30	714,462	-	(714,462)	-	-
August 13, 2021	$1.30	113,399	-	(113,399)	-	-
May 12, 2022	$1.30	39,475	-	(6,230)	-	33,245
May 13, 2022	$1.50	36,052	-	(11,672)	-	24,380
June 4, 2022	$1.50	25,845	-	(9,885)	-	15,960
June 10, 2022	$1.30	4,107	-	(4,107)	-	-
		933,340	-	(859,755)	-	73,585
Weighted average exercise price $		1.31	-	1.31	-	1.31
Weighted average contractual remaining life (years)		0.70	-	-	-	0.63

The continuity of warrants for the nine months ended September 30, 2020 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2019	Issued	Exercised	Cancelled/ Expired	Outstanding September 30, 2020
August 11, 2021	$1.30	-	1,379,768	-	-	1,379,768
May 12, 2022	$1.30	-	39,475	-	-	39,475
May 13, 2022	$1.50	-	36,052	-	-	36,052
June 4, 2022	$1.50	-	28,230	-	-	28,230
June 10, 2022	$1.30	-	4,107	-	-	4,107
November 29, 2022	$0.75	16,000,000	-	(16,000,000)	-	-
		16,000,000	1,487,632	(16,000,000)	-	1,487,632
Weighted average exercise price $		0.75	1.31	0.75	-	1.31
Weighted average contractual remaining life (years)		2.92	0.92	-	-	0.92

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

8.	SHARE CAPITAL AND RESERVES (continued)

The weighted average fair value of warrants exercised during the nine months ended September 30, 2021 is $0.55 (nine months ended September 30, 2020 - $0.14).

The weighted average fair value of warrants issued during the nine months ended September 30, 2021 is $Nil (nine months ended September 30, 2020 - $0.53).

The weighted average share price of warrants exercised at the date of exercise during the nine months ended September 30, 2021 is $7.93 (nine months ended September 30, 2020 – $1.42).

Warrants were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of warrants issued:

	Nine months ended September 30,
	2021	2020
Risk-free interest rate	-	0.25%
Expected option life in years	-	1.07
Expected share price volatility(i)	-	91.93%
Grant date share price	-	1.38
Expected forfeiture rate	-	-
Expected dividend yield	Nil	Nil

(i)	The expected share price volatility is based on the average historical share price of comparable companies over the life of the option.

9.	RELATED PARTY BALANCES AND TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers, being Goldspot Discoveries Inc. and Mexican Gold Mining Corp., is as follows:

	Nine months ended September 31,
	2021 $	2020 $
Amounts paid to Goldspot Discoveries Inc. (i) for administration, exploration and evaluation	(1,023,142)	(123,815)
Amounts paid to Mexican Gold Mining Corp. (ii) for legal fees	-	(127,234)
Options exercised by members of key management	90,000	500,000

(i)	Goldspot Discoveries Inc. is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President.
(ii)	Mexican Gold Mining Corp. is a related entity having the following common director and officer to the Company: John Anderson, Director, Michael Kanevsky, Chief Financial Officer.

As at September 30, 2021, $148,186 is included in accounts payable and accrued liabilities for amounts owed to Goldspot Discoveries Inc. (December 31, 2020 - $Nil owed to related corporations).

There are no ongoing contractual commitments resulting from these transactions with related parties.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

9.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers, or companies owned or controlled by them.

	Salaries and Consulting $	Share-based compensation $	Bonus $	Nine months ended September 30, 2021 $
Executive Chairman	225,000	1,291,220	100,000	1,616,220
Chief Executive Officer	225,000	1,291,220	100,000	1,616,220
President	157,500	1,291,220	70,000	1,518,720
Chief Financial Officer	49,500	-	-	49,500
Chief Operating Officer	146,250	544,192	65,000	755,442
Non-executive directors	56,129	1,546,426	-	1,602,555
Total	859,379	5,964,278	335,000	7,158,657

	Salaries and Consulting $	Share-based compensation $	Bonus $	Nine months ended September 30, 2020 $
Executive Chairman	194,070	3,020,657	75,000	3,289,727
Chief Executive Officer	175,000	2,758,916	325,000	3,258,916
President	142,500	1,173,415	75,000	1,390,915
Chief Financial Officer	59,400	-	-	59,400
Chief Operating Officer	108,333	152,300	33,000	293,633
Non-executive directors	8,000	321,829	-	329,829
Total	687,303	7,427,117	508,000	8,622,420

As at September 30, 2021 and December 31, 2020, there were no amounts payable to key management personnel in respect of key management compensation.

Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

10.	BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Loss attributable to common shareholders ($)	35,289,366	11,110,168	36,941,806	7,029,249
Weighted average number of common shares outstanding	155,344,137	126,598,583	152,512,522	102,445,597
Loss per share attributed to common shareholders	$0.23	$0.09	$0.24	$0.07

Diluted loss per share did not include the effect of 14,560,750 (2020 - 13,995,000) share purchase options and 73,585 (2020 -1,487,632) common share purchase warrants as they are anti-dilutive.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Nine months ended September 30,
	2021 $	2020 $
Non-cash investing and financing activities:
Agents warrants issued in private placements	-	791,250
Investments received for private placement	-	16,736,110
Investments received for exploration and evaluation assets	500,000	-
Cash paid for income taxes	-	-
Cash paid for interest	-	-

12.	SEGMENTED INFORMATION

The Company’s operations are limited to a single reportable segment, being mineral exploration and evaluation. All of the Company’s evaluation and exploration assets are located in Canada.

13.	COMMITMENTS

The following table summarizes the Company’s long-term commitments as at September 30, 2021:

	1 Year $	2 Years $	3 Years $	4-5 Years $	More than 5 Years $
Lease obligations	47,700	-	-	-	-

As at September 30, 2021, the Company is required to spend approximately $901,251 (December 31, 2020 - $1,844,956) over the next 12 months to keep all claims owned in good standing.

The following table summarizes the Company’s long-term commitments as at December 31, 2020:

	1 Year $	2 Years $	3 Years $	4-5 Years $	More than 5 Years $
Lease obligations	53,201	-	-	-	-

14.	FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

14.         FINANCIAL INSTRUMENTS (continued)

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s financial instruments measured at fair value are its investments, which include equities and warrants held. The fair value of equities held is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss. The Company’s warrants held are not traded on an active exchange and are valued using the Black-Scholes option pricing model using assumptions including risk-free interest rate, expected dividend yield, expected volatility and expected remaining life of the warrant which are supported by observable market conditions and as such are classified within level 2 of the fair value hierarchy.

The carrying values of other financial instruments, including cash, deposits and amounts receivable, and accounts payable approximate their fair values due to the short-term maturity of these financial instruments.

		Level 1 $	Level 2 $	Level 3 $	Total $
Recurring measurements	Carrying amount	Fair value
Investments, at fair value
September 30, 2021	34,353,761	29,602,589	4,251,172	500,000	34,353,761
December 31, 2020	21,089,997	17,132,629	3,957,368	-	21,089,997

There was no movement between levels during the nine months ended September 30, 2021.

The following table represents the changes in fair value measurements of financial instruments classified as Level 3. Within Level 3, the Company includes private company investments which are not quoted on an active exchange. These financial instruments are measured at fair value utilizing non-observable market inputs.

	Balance at January 1 $	Additions $	Net Unrealized Gains/Losses $	Balance at September 30 $
2021	-	500,000	-	500,000
2020	-	-	-	-

The addition in 2021 relates to the investment in shares of Long Range (Note 5(i)). Long Range is a private company without observable market prices for its common shares and is measured at its estimated fair value based on valuation techniques that use inputs derived by management. The key assumptions used in the valuation of this investment include, but are not limited to, the value at which a recent financing was completed by the investee, company-specific information, review of adjusted net book values, liquidation analysis, trends in general market conditions, share performance of comparable publicly-traded companies and a strategic review. There has been no change in the estimated fair value of this investment and it has been estimated at $500,000 at September 30, 2021.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

14.         FINANCIAL INSTRUMENTS (continued)

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not have financial instruments that potentially subject the Company to credit risk. Overall, the Company’s credit risk has not changed significantly from the prior year. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk is low.

There have been no changes in management’s methods for managing credit risk during the nine months ended September 30, 2021 and 2020.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at September 30, 2021, the Company has total liabilities of $15,745,565 and cash of $71,751,384 which is available to discharge these liabilities (December 31, 2020 – total liabilities of $635,083 and cash of $47,731,125). Accordingly, in management’s judgment, liquidity risk is low.

There have been no changes in management’s methods for managing liquidity risk since December 31, 2020.

15.         CAPITAL MANAGEMENT

Market risk

(i)	Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts denominated in US dollars. Fluctuations in the exchange rate between the US dollar and the Canadian dollar at September 30, 2021 would not have a material impact on the Company’s net earnings and other comprehensive income.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its short-term investments into fixed rate guaranteed investment certificates with one-year maturities or less, the Company is not exposed to interest rate risk.

(iii)	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

15.         CAPITAL MANAGEMENT (continued)

(iv)	Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net loss to changes in market prices at September 30, 2021 would change the Company’s net loss by $3,435,376 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2020.

The Company’s objectives when managing capital are:

•	To safeguard our ability to continue as a going concern in order to develop and operate our current projects;
•	Pursue strategic growth initiatives; and
•	To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at September 30, 2021 totalled $97,639,023 (December 31, 2020 - $72,901,845). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company’s current capital resources are sufficient to carry out our exploration plans and support operations through the current operating period.

The Company is not subject to any capital requirements imposed by a regulator.

There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2021.

16.         SUBSEQUENT EVENTS

Private Placement

Subsequent to September 30, 2021, the Company announced a non-brokered private placement financing of 5,000,000 flow-through common shares of the Company at a price of $9.60 per common share for gross proceeds of $48,000,000. A 1% finders’ fee is payable in connection with the private placement.

Stock Options Exercised

Subsequent to September 30, 2021, 5,750 stock options were exercised at an exercise price of $6.79 per share for gross proceeds of $39,042.

Stock Options Expired

Subsequent to September 30, 2021, 750 stock options expired with an exercise price of $6.79 per share.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

16.         SUBSEQUENT EVENTS (continued)

Warrants Exercised

Subsequent to September 30, 2021, 10,791 warrants were exercised at a weighted average exercise price of $1.35 per share for gross proceeds of $14,568.